FIDELITYINTEGRATED FINANCIAL SOLUTIONS
A DIVISION OF FIDELITY INFORMATION SERVICES

AGREEMENT TO PROVIDE SOFTWARE AND SERVICES

This Agreement to Provide Software and Services, which consists of this signature page, the General Terms and Conditions, Exhibits and Attachments attached hereto (collectively referred to as the "Agreement") is executed as of this 4 day of January 2005 between Aurum Technology Inc., doing business as Fidelity Integrated Financial Solutions, with offices located at 601 South Lake Destiny Drive, Suite 300, Maitland, Florida 32751 ("Fidelity"), and Commercial Bank of Florida, with offices at 1550 SW 57th Avenue, Miami, Florida (hereinafter, "Client").

The documents checked below together constitute the entire Agreement and set forth the mutual agreement of the parties as to the Software and Services to be provided by Fidelity as of the Effective Date.

X - Signature Page
X - General Terms and Conditions
X - Attachment1- Core Data Processing Schedule
X - Exhibit 1 - Insurance Coverage
__ Exhibit --
__ Exhibit --

This Agreement provides for the provision of certain Fidelity data processing, support, recovery and/or consulting services (the "Services"), the licensing of certain Fidelity proprietary software (the "Software"), and the sale of equipment ("Equipment"), by Fidelity to Client pursuant to this Agreement, as such Services Software and Equipment may be described in the various exhibits and attachments to this Agreement.

THIS AGREEMENT IS EFFECTIVE AS OF THE EFFECTIVE DATE AND HAS BEEN EXECUTED BY THE DULY AUTHORIZED OFFICERS OF THE PARTIES HERETO.

AURUM TECHNOLOGY INC. **d/b/a Fidelity Integrated Financial Solutions**	**COMMERCIAL BANK OF FLORIDA**
/s/ Gary Norcross	/s/ Dennis Longo
Date: 1/20/05	Date: JAN 04,2005
Title: President. Integrated Financial Solutions	Title: SR. VP

GENERAL TERMS AND CONDITIONS

I.   DEFINED TERMS. Except as may be modified in an Exhibit or Attachment to this Agreement, the following defined terms shill have the meanings ascribed to them below.

1.1 " Adjustment Date" shall mean the month in which the anniversary of the Effective Date for Services falls.

1.2 . "Agreement" shall mean the Signature Page, these General Terms and Conditions, and all Exhibits and Attachments listed on the Signature Page

1.3 "Attachment" shall mean the Schedule of Services and Fees, which are attached to this Agreement.

1.4 "Client Proprietary Information"shall mean all of Client's data, items, and output and any Client- Provided Software, and any modifications to the foregoing.

1.5 "Client Provided Software"shall mean the computer programs used by and provided by Client in conjunction with the Services, including any third-party computer programs used by and provided by Client.

1.6 "Confidential Information" shall mean all information of a non-public nature. "Confidential Information" shall also include all "non-public personal information" as defined in Title V of the GLB Act, as the same may be amended from time to time, that Fidelity receives from or at the direction of Client and that concerns any of Client's "customers" and/or "consumers" (as defined in the GLB Act).

1.7 "CPI-U" shall mean Consumer Price Index for All Urban Consumers-Other Goods and Services.

1.8 "Early Termination Notice" shall have the meaning set forth in Section 2.5 or 2.6, as applicable.

1.9 "Early Termination Date" shall have the meaning set forth in Section 2.5 or 2.6, as applicable.

1.10 "Early Termination Fee" shall mean the fee payable to Fidelity for an early termination of the Agreement pursuant to Section 2.5 or 2.6.

1.11 "Effective Date" shall mean the _____, 200__.

1.12 "Equipment" shall mean any hardware sold or leased to Client pursuant to this Agreement.

1.13 "Escalation Procedures" shall mean the procedures set forth in Section 18.3 of this Agreement

1.14 "Expiration Date" shall mean the last day of the Initial Term. or of the then-current Renewal Term, as applicable.

1.15 "Fidelity Proprietary Information" shall mean specifications, manuals, tapes, programs, user documentation, and the Software (which includes Licensed Software) other materials belonging to Fidelity and any modifications to the foregoing.

1.16 "GLB Act" shall mean the Gramrn-Leach-Bliley Act (15 U.S.C. Section 6801, et seq.) and the implementing regulations thereunder.

1.17 "Licensed Software" shall mean the Fidelity Software that is designated as being licensed by Client pursuant to this Agreement in the Attachment(s).

1.18 "Merger Event" shall mean, for the purposes of Section 2.7 only, the consummation of: (i) a merger, consolidation or other business combination of Client (or its principal banking subsidiary or subsidiaries) with any other entity, when such entity has assets in equal to or greater than Client; or (ii) a sale or disposition by Client (or its principal banking subsidiary or subsidiaries) or all or substantially all of its common equity or its assets.

1.19 "Press Release" shall mean any news release, public announcement, news media response or other form of release of information concerning this Agreement or the transactions contemplated hereby that is intended to provide such information to the news media or the public.

1.20 "Services" shall mean the services that are described in the Attachments and/or Exhibits to this Agreement, including, not limited to, data processing, support, recovery and/or consulting services.

1.21 "Software" shall mean the proprietary computer programs of Fidelity listed in the Attachments and are used by Fidelity to provide the Services.

1.22 "Term" shall have the meaning set forth in Section 2.1.

1.23 "Termination Costs" shall mean the costs set forth in Section 2.8.

1.24 "Termination Date" shall have the meaning set forth in Section 2.3.

2.   TERM, TERMINATION ANDRENEWAL.

2.1 **Term.** The term of this Agreement shall commence on the Effective Date hereof and shall continue for five (5) years after the Effective Date (the "Initial Term"), unless it is terminated pursuant to Sections 2.2, 2.6 or 2.7 below. The Agreement shall be renewed automatically for successive five (5) year periods (each a "Renewal Term") unless either party notifies the other in writing of its intent not to renew the Agreement at least one hundred eighty (180) days' prior to the then-current Expiration Date. The Initial Term as may be extended by the Renewal Term shall be collectively referred to as the "Term".

2.2 **Right to Terminate.** In addition to any other right which either party may have in law or equity (subject to Section 6) and the right to terminate at the end of the Initial Term as set forth in Section 2.1, either Fidelity or Client may elect to terminate this Agreement if: (a) the defaulting party fails to cure any default hereunder within ninety (90) days after receipt of written notice from the other party, specifying the nature and extent of any such material default (except a default caused by nonpayment by Client which is addressed in Section 3.1 below) and except for defaults under this Section 2.2 (b), (c), (d) and (e) below for which no notice and cure period is provided); (b) the other party becomes insolvent, commits an act of bankruptcy, or makes a general assignment for the benefit of its creditors; (c) any proceeding is commenced by or against the other party under any bankruptcy or insolvency laws or relating to the relief of debtors; (d) an application is filed for the appointment of a receiver or conservator of the properties of the other party; or (e) any procedure is initiated for the voluntary dissolution, liquidation or suspension of the business of the other party.

2.3 **Method or Termination.** Exercise of the right to terminate under Section 2.2 must be accomplished by written notice (in accordance with Section 19.2) to the defaulting party, specifying the basis for such termination, and fixing a date following the date of such notice for complete termination of Services hereunder (the "Termination Date"). If either party is terminating under clause (a) of Section 2.2 above in which the other party has failed to cure default, such written notice will allow ninety (90) days following date of such notice for complete termination of Services. If either party is terminating under clause (b), (c), (d), or (e) of Section 2.2 above, no notice of default and cure period is required and such written notice will allow thirty (30) days following the date of such notice for complete termination of Services.

2.4 **No Waiver of Default.** The failure of either party to exercise any right of termination hereunder shall not constitute a waiver of the rights granted herein with respect to any subsequent default.

2.5 **Termination for Convenience.** Client shall have the right to terminate this Agreement for convenience and without cause at any time after the expiration of thirty (30) months after the Effective Date, provided that Client is not in breach of any of its obligations under this Agreement, upon satisfaction of all of the following conditions:

(a) Client notifies Fidelity in writing ("Early Termination Notice") of its intention to terminate the Agreement at least six (6) months prior to the proposed early termination date ("Early Termination Date").

(b) Client pays to Fidelity, concurrently with such Early Termination Notice, an Early Termination Fee in an amount equal to fifty percent (50%) of the average monthly amount of the prior six (6) months of the fees set forth in the applicable Attachment(s), multiplied by the number of months between the Early Termination Date and the Expiration Date, in addition to the Termination Costs and the Fidelity's then current rates for requested deconversion services.

2.6 **Termination for Acquisition.** This Agreement may be terminated by Client upon the occurrence of a Merger Event, provided that Client shall give Fidelity notice within one hundred eighty (180) days after the occurrence of the Merger Event, which provides an at least one hundred eighty (180) days' notice ("Early Termination Notice") setting out the date of termination ("Early Termination Date") and accompanying such Early Termination Notice, an Early Termination Fee which shall be computed as follows:

(a) The Early Termination Fee shall be equal to twenty-five percent (25%) of the average monthly amount of the prior twelve (12) months (excluding any one time rebates or credits) of the fees set forth in the applicable Attachment(s), multiplied by the number of months between the Early Termination Date and the Expiration Date, in addition to the Termination Costs and Fidelity's then current rates for requested deconversion services.

(b) If the Merger Event does not actually occur or is to be postponed indefinitely, for any reason whatsoever, then Client may, prior to its Early Termination Date, rescind the Early Termination Notice. If Client shall rescind the Early Termination Notice, Fidelity shall extend to Client a credit for the Early Termination Fee actually paid by Client. Such credit shall be applied to the fees outlined in the applicable Attachment(s), as such fees become due hereunder. Such credit shall be reduced by the amount of out-of-pocket expenditures actually incurred by Fidelity, in preparation for the termination of this Agreement after the date of delivery of the Early Termination Notice.

2.7 **Extended Services.** Any services that are provided to Client after the expiration or termination of this Agreement, for which a written agreement has not been entered into by the parties, shall be provided on a month- to-month basis, and are subject to the terms and conditions of this Agreement, except that the fees for such services shall be at Fidelity's then-current fees.

2.8 **Termination Costs.** In addition to the fees mentioned above in this Section 2, Client shall reimburse Fidelity for the following Termination Costs: reasonable costs actually incurred by Fidelity in terminating this Agreement prior to the Expiration Date, including without limitation expenses incurred, on behalf of Client, in canceling leases, licenses, subcontractor or similar agreements and costs associated with termination and/or relocation of dedicated resources. Fidelity shall use commercially reasonable efforts to minimize the Termination Costs.

2.9 **Date Fees are Payable.** AIl known fees described in this Section 2 are due and payable prior to the release of any final de-conversion tapes to Client The described fees in Section 2 are exclusive of any fees for requested deconversion services. Notwithstanding delivery of an Early Termination Notice by Client or payment of an Early Termination Fee by Client, Client shall continue to make an payments due and payable to Fidelity pursuant to this Agreement up to and including the Early Termination Date.

3. FEES ANDEXPENSES.

3.1 **Fees to Fidelity.** The fees payable pursuant to this Agreement are set forth in the Attachment(s). Fidelity shall invoice Client, and Client shall pay all amounts due under this Agreement within 30 days of Client's receipt of such invoice. In the event that the due date of any payment is not a day upon which banks are open in the United States, then the due date of the payment shall be the immediately following date upon which banks are open in the United States. Any amount not received within 30 days after the payment due date by Fidelity shall be subject to interest on the balance overdue at a rate equal to the lesser of: (i) the prime rate plus two percent (2%) per annum, as published in the Wall Street Journal on the first Monday (or next bank business day) following the due date; or (ii) the highest rate permitted by law, in each case for the number of days from payment due date up to and including the date payment is actually made by Client (calculated on the basis of the actual days in the applicable calendar year).

3.2 **Disputed Charges.** Should Client dispute in good faith all or a portion of the amount due on any invoice or require any adjustment to an invoiced amount, Client shall notify Fidelity in writing prior to the due date of that invoice, of the nature and basis of the dispute and/or adjustment as soon as possible using the dispute resolution procedures set forth in Section 18 of this Agreement. Each party shall use its reasonable efforts to resolve the dispute prior to the payment due date. If the parties are unable to resolve the dispute prior to the payment due date, Client may withhold the lesser of 10% of the applicable invoice and the disputed amount. If it is ultimately determined that Client should not have paid such amount to Fidelity, Fidelity shall credit this amount, plus interest in accordance with Section 18.1 of this Agreement on Client's next invoice.

3.3 **Adjustment of Fees**. The recurring fees, as outlined in the Attachment(s) (non-pass through and non-one-time fees), payable each year shall be adjusted annually on the Adjustment Date, as follows. Fees shall be increased, but not decreased, by the percentage increase in the CPI-U, as published by the U.S. Department of Labor, Bureau of Labor Statistics for the month of December preceding the Adjustment Date over the CPI-U for the month of December in the immediately preceding year. If additional Services are added to the Agreement, the fees shall be adjusted on such Adjustment Date in accordance with this Section. In the event the CPI-U is unavailable in time to allow the adjustment to be made on the Adjustment Date, Client shall continue to pay the then current fees for the Services until the CPI-U is made public, at which time the adjustment shall be calculated retroactively to the Adjustment Date, and Client shall immediately pay to Fidelity any difference between the fees actually paid and adjusted fees. The adjustments shall be compounded and cumulative. In the event the CPI-U is discontinued or revised during the Term or any extensions thereof, Fidelity shall select another governmental index or computation as a substitute CPI-U in order to obtain substantially the same result as if the CPI-U had not been discontinued or revised.

3.4 **Payment of One-Time** Fees. Except as may be specifically stated in an Attachment or otherwise mutually agreed by the parties, the one-time fees shall be due in the following manner: fifty percent (50%) due upon Client's signing of this Agreement, and the remaining fifty percent (50%) due on the Effective Date.

3.5 **Payment of Recurring Fees.** Fidelity will commence invoicing Client for the recurring fees set forth in the Attachment(s) to this Agreement on the Effective Date.

3.6 **Travel and Expenses.** Client shall reimburse Fidelity for all reasonable travel and expenses related to the performance of any conversion or special project requested by the Client. This would include the initial conversion to the Fidelity core banking system as well as any other special project that would result in extra travel and expenses being incurred.

3.7 **Mergers and Acquisitions.** At Client's request and subject to Section 19.11, Fidelity will provide additional licenses, process additional data and perform additional services resulting from any merger, acquisition, affiliation or restructuring (regardless of form) involving Client for fees to be mutually agreed upon prior to the time Fidelity begins the additional processing.

4. TAXES. All charges and fees to be paid by Client under this Agreement are exclusive of any applicable withholding, sales, use, value added, excise, services or other United States or foreign tax which may be assessed on the provision of the Services. In the event that a withholding, sales, use, value added, excise, value added, services or other United States or foreign tax is assessed on the provision of any of the Services provided to Client under this Agreement, Client \\ill pay directly, reimburse or indemnify Fidelity for such taxes, as well as any applicable interest, penalties and other Fidelity fees and expenses. The parties will cooperate with each other in determining the extent to which any tax is due and owing under the circumstances, and shall provide and make available to each other any resale certificates, information regarding out-of-state or country use of materials, services or sale, and other exemption certificates or information reasonably requested by either party. Client shall not be liable for payment of any taxes based on Fidelity's net income.

5.   **FORCE MAJEURE.**

        5.1 **Force Majeure**. Neither party shall be liable to the other party for any loss, expense, error or delay, including but not limited to delays in processing of data or delivery of output or items to Client, or any inability to perform its obligations under this Agreement resulting from any cause beyond its reasonable control and without its fault or negligence, including, but not limited to, acts of God, acts of civil or military authority. government regulations, government agencies, delay or failure to receive any required government approvals. embargoes. epidemics, war, terrorist acts, riots. insurrections, fires, explosions, earthquakes, nuclear accidents. floods, power blackouts affecting facilities unusually severe weather conditions. inability to secure products or services of other persons or transportation facilities. or acts or omissions of transportation carriers, or delays associated with visa, immigration and/or custom problems or omissions of third parties (including but not limited to acts or omissions of any third party service provider or equipment vendor, messenger service or telephone carrier). Upon the occurrence of a condition described in this Section 5.1, Fidelity shall give written notice to Client describing the affected area of performance. and the parties shall promptly confer, in good faith, to agree upon equitable, reasonable action to minimize the impact, on both parties, of such condition, including, without limitation, implementing the disaster recovery services. Fidelity shall use commercially reasonable efforts to minimize the delay caused by the force majeure events and recommence the performance of Services affected by the force majeure event. In the event the delay caused by the force majeure event lasts for a period of more than thirty (30) days, the parties shall negotiate an equitable modification to this Agreement with respect to the Services affected by the force majeure event. If the parties are unable to agree upon an equitable modification within fifteen (15) days after the expiration of such thirty (30)-day period, then Client shall be entitled to terminate this Agreement immediately. without obligation for any liquidated damages provided herein.

        5.2 Time of Performance and Increased Costs. Fidelity's time of performance with respect to Services performed under this Agreement shall be adjusted, if and to the extent reasonably necessary, in the event that (a) Client fails to timely submit data or materials in the prescribed form or m accordance with the requirements of this Agreement, (b) Client fails to perform on a timely basis, the functions or other responsibilities of Client described in this Agreement, (c) there occurs a force majeure event which prevents timely performance, (d) Client or any governmental agency authorized to regulate or supervise Client makes any special request which affects Fidelity's normal performance schedule, (e) Client fails to provide any Client resources called for by this Agreement, (f) any Client Provided Software or Client resource does not perform accordance with its specifications and, in each case, the same is necessary for Fidelity's performance hereunder. In addition, if any of the above events occur, and such event v.ill result in an increased cost to Fidelity for providing the affected Service, Fidelity shall so advise Client and Client may either pay any and all of such increased costs to Fidelity or relieve Fidelity of its responsibilities hereunder.

6.   LIMITATION OF LIABILITY. As a condition precedent to any liability of Fidelity, Client must notify Fidelity in writing of any alleged negligence or breach of this Agreement as promptly as reasonably possible. **FIDELITY'S LIABILITY, IF ANY, FOR ANY CLAIM, CAUSE OF ACTION OR LIABILITY WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE ARISING UNDER OR IN ANY WAY RELATED TO THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO LIABILITY FOR PROCESSING ERRORS OR NEGLIGENCE, SHALL BE LIMITED TO CLIENT'S DIRECT DAMAGES, ACTUALLY INCURRED, WHICH UNDER NO CIRCUMSTANCES SHALL EXCEED ITS CHARGES DURING THE SIX-MONTH PERIOD PRECEDING THE DATE OF THE ALLEGED NEGLIGENCE OR BREACH FOR THE PARTICULAR SERVICE TO WHICH CLIENT'S CLAIM PERTAINS. THE FOREGOING SIX- MONTH LIMITATION WILL NOT APPLY TO CLIENT'S CLAIMS FOR FIDELITY'S WILLFUL MISCONDUCT OR BREACH OF FIDELITY'S CONFIDENTIALITY OBLIGATIONS CONTAINED IN**

THIS AGREEMENT. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR INDIRECT, SPECIAL. PUNITIVE. INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND WHATSOEVER, INCLUDING WITHOUT LIMITATION. CLAIMS FOR LOSS OF REVENUE OR PROFITS. OR FOR CLAIMS OR DEMANDS MADE BY THIRD PARTIES. EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. FIDELITY SHALL HAVE NO LIABILITY, EXPRESS OR IMPLIED, WHETHER ARISING UNDER CONTRACT, TORT OR OTHERWISE WHICH RESULTS DIRECTLY OR INDIRECTLY FROM THE INTERNAL OPERATIONS AND PERFORMANCE OF ANY CLIENT- PROVIDED SOFTWARE OR ANYENHANCEMENT, DEVELOPMENT OR MAINTENANCE THEREOF.

7.   **REPRESENTATIONS, WARRANTIES AND COVENANTS.**

7.1 Licenses and Permits and Compliance with Laws.

(a) **Licenses and Permits**. Fidelity and Client shall each secure and maintain in force all licenses and permits required of it and its employees in the performance of its respective obligations under this Agreement, and shall conduct its business in full compliance with all laws, ordinances and regulations applicable to its business or applicable to the other party's business to the extent that the other party has notified Fidelity or Client, as the case may be, of the specific laws, ordinances or regulations with which the other party must comply.

(b) **Compliance with Laws**. Fidelity and Client each shall comply, at its own expense, with the provisions of all applicable laws and regulations which may be applicable to each party in the performance of their respective obligations under this Agreement.

7.2   No Interference with Contractual Relationship. Each party warrants that, as of the date hereof, it is not subject to any contractual obligation that would prevent it from entering into this Agreement. Client and Fidelity each further warrant to the other that entering into this Agreement shall not cause or induce it to breach any of its other contractual obligations.

7.3 **Covenant of Good Faith.** Each of the parties agree that, in its respective dealings with each other party arising out of or related to this Agreement, it shall act fairly and in good faith.

7.4 **Authorization and Effect**.

(a) The execution and delivery by Fidelity of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of Fidelity. This Agreement has been duly executed and delivered by Fidelity and, assuming the due execution and delivery of this Agreement by Client, constitutes a valid and binding obligation of Fidelity, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditor's rights generally, and subject to the qualification that general equitable principles may limit the enforcement of certain remedies, including the remedy of specific performance.

(b) The execution and delivery by Client of this Agreement and the fulfillment of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of Client. This Agreement has been duly executed and delivered by Client and, assuming the due execution and delivery of this Agreement by Fidelity, constitutes a valid and binding obligation of Client, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditor's rights generally, and subject to the qualification that general equitable principles may limit the enforcement of certain remedies, including the remedy of specific performance.

7.5 **Business Practices**. To the best of its knowledge, neither party, nor any directors, officers, agents, employees or other persons associated with or acting on behalf of such party has made or given any payments or inducements, directly or indirectly, to any government officials in the jurisdictions in which such party conducts business in connection with any opportunity, agreement, license, permit, certificate, consent, order, approval, waiver or other authorization relating to the business of such party, except for such payments or inducements as were lawful under the written laws, rules and regulations of such jurisdictions. To the best of its knowledge, neither party nor any directors, officers, agents, employees or other persons associated with or acting on behalf of such party: (a) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any Government official or employee from corporate funds; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (d) made any bribe, unlawful rebate, pay o~ influence payment, kickback or other unlawful payment in connection with the business of such party.

7.6 **Software**.

(a) **Client Provided Software**. Client represents and warrants to Fidelity that any Client Provided Software shall perform in all material respects with its documentation and specifications.

(b) **Fidelity Software.** Fidelity represents and warrants to Client that any Software shall perform in all material respects with its documentation and specifications.

7.7 **Professional and Workmanlike.** Each party represents and warrants to the other that they shall perform their respective personnel obligations under this Agreement, including Exhibits, in a professional and workmanlike manner.

7.8. **Disclaimer of Warranties.** EXCEPT AS SPECIFICALLY Y PROVIDED IN THIS AGREEMENT, FIDELITY MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AND CLIENT AGREES THAT ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES THAT ARE NOT PROVIDED IN THIS AGREEMENT ARE HEREBY EXCLUDED AND DISCLAIMED.

THE PARTIES ACKNOWLEDGE THAT FIDELITY HAS SET ITS PRICES AND ENTERED INTO THIS AGREEMENT IN RELIANCE UPON THE LIMITATIONS OF LIABILITY AND THE DISCLAIMERS OF WARRANTIES AND DAMAGES SET FORTH HEREIN, AND THAT THE SAME FORM AN ESSENTIAL BASIS OF THE BARGAIN BETWEEN THE PARTIES. THE PARTIES AGREE THAT THE LIMITATIONS AND EXCLUSIONS OF LIABILITY AND DISCLAIMERS SPECIFIED IN THIS AGREEMENT WILL SURVIVE AND APPLY EVEN IF FOUND TO HAVE FAILED OF THEIR ESSENTIAL PURPOSE.

8. **INDEMNIFICATION**.

8.1 Personal Injury and Property Damage. Fidelity and Customer each will indemnify, defend and hold harmless the other from any and all claims, actions, damages, liabilities, costs and expenses, including without limitation reasonable attorney's fees and expenses, arising out of (a) the death or bodily injury of any agent, employee customer or business invitee of the indemnitor, and (b) the damage, loss or destruction of any property of the indemnitor.

8.2 Infringement of Fidelity Software. Fidelity shall defend at its own expense, any claim or action brought by any third party against Client or against its officers, directors, employees, Client affiliates, and agents for actual or alleged infringement of any patent, copyright or other intellectual property right (including, but not limited to, misappropriation of trade secrets) based upon the Software furnished hereunder by Fidelity to provide Services to Client hereunder. For the purposes of this Section, "Software" includes Licensed Software. Furthermore, Fidelity shall indemnify and hold Client and the Client affiliates harmless from and against any and all liabilities, losses, costs, damages, and expenses (including reasonable attorneys' fees) associated with any such claim or action incurred by Client and the Client affiliates. Fidelity shall have the sole right to conduct and control the defense of any such claim or action and all negotiations for its settlement or compromise, unless otherwise mutually agreed to in writing between the parties hereto. Fidelity shall give Client, and Client shall give Fidelity, as appropriate, prompt written notice of any written threat, warning or notice of any such claim or action against Fidelity or Client, as appropriate, or any other user or any supplier of components of the Software, which could have an adverse impact on Client's use of same, provided Fidelity or Client, as appropriate, knows of such claim or action. If, in any such suit so defended, all or any part of the Software (or any component thereof) is held to constitute an infringement or violation of any other party's intellectual property rights and is enjoined, or if in respect of any claim of infringement, and if Fidelity deems it advisable to do so. Fidelity shall at its sole option take o~e or more of the following actions at no additional cost to Client: (a) procure the right to continue the use of the same \\without material interruption for Client; (b) replace the same with non-infringing software or component thereof; (c) modify)r said Software or component thereof so as to be non-infringing; or (d) take back the infringing Software or component thereof and credit Client with an amount equal to its appropriate fee. The foregoing represents the sole and exclusive remedy of Client with regard to any of the above infringements or alleged infringements.

8.3 **Infringement of Client-Provided** Software. Client shall defend at its own expense, any claim or action brought by any third party against Fidelity or against its officers, directors, employees, Fidelity affiliates, and agents for actual or alleged infringement of any patent, copyright or other intellectual property right (including, but not limited to, misappropriation of trade secrets) based upon the Client Provided Software, if any. Furthermore, Client shall indemnify and hold Fidelity and Fidelity's affiliates harmless from and against any and all liabilities, losses, costs, damages, and expenses (including reasonable attorneys' fees) associated with any such claim or action incurred by Fidelity and Fidelity's affiliates. Client shall have the sole right to conduct the defense of any such claim or action and all negotiations for its settlement or compromise, unless otherwise mutually agreed to in writing between the parties hereto. Client shall give Fidelity, and Fidelity shall give Client, as appropriate, prompt written notice of any written threat, warning or notice of any such claim or action against Fidelity or Client, as appropriate, or any other user or any supplier of components of Client-provided software covered hereunder, which could have an adverse impact on Fidelity's use of same, provided Fidelity or Client, as appropriate, knows of such claim or action. If in any such suit so defended, all or any part of the Client Provided Software (or any component thereof) is held to constitute an infringement or violation of any other party's intellectual property rights and is enjoined, or if in respect of any claim of infringement, Client deems it advisable to do so, Client shall at is sole option take one or more of the following actions at no additional cost to Fidelity: (a) procure the right to continue the use of the same without material interruption for Fidelity; (b) replace the same with non-infringing software; (c) modify said Client Provided Software (to the extent permitted by such third party) so as to be non-infringing; or (d) relieve Fidelity of its obligation to use such Client Provided Software to perform the applicable Services hereunder. The foregoing represents the sole and exclusive remedy of Fidelity with regard to any of the above infringements or alleged infringements.

9. CONTINGENCY PLAN.

9.1 **Business Continuity Planning**. Each party will develop, maintain and, as necessary in the event of business interruption, execute a business resumption plan, and will provide to the other party, its auditors and regulators reasonable access to the plan and to plan test results, as such other party may reasonably request from time to time, including such information that may be reasonably required to determine the compatibility of the plans.

(a) Fidelity shall provide disaster recovery services for its batch and on-line processing obligations to Client at a dedicated facility which is equipped to handle the Fidelity data center processing in the event disaster recovery is needed. Client shall provide an alternate control point for data communications access to a backup network in the case of a disaster. Throughout the Term and any extensions thereof, Fidelity will maintain in effect contracts and/or arrangements for disaster recovery that are substantially equivalent to those which are in effect as of the Effective Date. At Client's request, Fidelity will make Fidelity's disaster recovery plans available for Client's review

(b) Client acknowledges that disaster recovery arrangements are designed to deal with circumstances that are expected to cause a substantial portion of the capabilities at the Fidelity's data center to be unavailable for a period exceeding seventy-two (72) consecutive hours.

(c) Fidelity will test its disaster recovery capabilities at least once per calendar year. Client shall participate in the disaster recovery test when deemed appropriate by Fidelity .Fidelity will provide a report of the test and its results to Client by January 31st of each year for the test conducted during the immediately preceding calendar year .

(d) Fidelity will assist Client in establishing procedures and practices, which will enable Client to satisfy its responsibilities under this Agreement.

(e) Upon request, Fidelity will review and comment upon those portions of the Client's overall business resumption plan related to the Services provided under this Agreement and will provide a written report setting forth any discrepancies between Client's overall business resumption plan and the Fidelity disaster recovery plan.

(f) Each party will be responsible for training its own personnel as required in connection with all applicable contingency planning activities.

(g) Each party's contingency planning activities will comply with such regulatory policies as may be applicable to Client's business. If compliance with any of these policies would significantly increase Fidelity's cost of providing products and services, Fidelity may increase the fees and charges under this Agreement by an amount that reflects a pro rata allocation of Fidelity's increased costs among the Fidelity customers affected by the change.

9.2 **File Backup.** Fidelity will provide and maintain adequate backup files of Client's data received by Fidelity and all programs utilized to process Client's data in order to execute to the business continuity plans as described above in this Section 9.

9.3 **Retention**. Client shall maintain copies of all of Client's input data submitted to Fidelity for processing hereunder (whether submitted to Fidelity directly or through third parties) to permit reconstruction of such input data if required. Fidelity shall use Fidelity's standard practices to maintain copies of all input data for processing hereunder to permit reconstruction of such data if required. Client assumes all risks of loss and expenses of reconstruction of such input data, except for loss caused by Fidelity's failure to perform to Fidelity's standard practices. In the event that reconstruction of data is required, the parties shall mutually agree on the schedule for such reproduction based on the needs of the parties at that time. Reconstruction will be performed in accordance with Fidelity's data retention policy then in effect.

10. **CONFIDENTIAL INFORMATION**.

10.1 **Ownership.** All Client Proprietary Information. including Client Provided Software which is Client's proprietary software, is and shall remain the sole property of Client. All Fidelity Proprietary Information developed by Fidelity and furnished to Client by Fidelity in connection with this Agreement is and shall remain the sole property of Fidelity, unless agreed to otherwise in writing by the parties. The parties acknowledge that this Agreement in no way limits or restricts Fidelity or any Fidelity affiliates from developing or marketing on their own or for any third party in the United States or any other country, the Software or any Licensed Software, as from time to time constituted (including, but not limited to, any modification. enhancement, interface, upgrade, or change, and all software, source code, blueprints, diagrams, flow charts, specifications, functional descriptions or training materials relating thereto) without payment of any compensation. or delivery of any notice, to Client

10.2 **Confidentiality Obligation**. All Confidential Information disclosed by Client or Fidelity to the other during the Term (I) shall be deemed the property of the disclosing party, (2) shall be used solely for the purposes of administering and otherwise implementing the terms of this Agreement, and (3) shall be protected by the receiving party in accordance with the terms of this Section 10. Fidelity acknowledges that the Client Proprietary Information is "Confidential Information" of Client, and Client acknowledges that the Fidelity Proprietary Information is "Confidential Information" of Fidelity.

10.3 **Nondisclosure Covenant**. Except as set forth in this Section 10, the parties agree that they shall not disclose any Confidential Information of the other party in whole or in part, including derivations, to any third party, without the prior written consent of the other party, except that Fidelity may disclose Client's Confidential Information to Fidelity's subcontractors and agents in order to carry out its responsibilities under the Agreement, provided that Fidelity first executes a confidentiality agreement with each such subcontractor and/or agent. Confidential Information shall be held in confidence by the receiving party and its employees, contractors, subcontractors, and agents and shall be disclosed to only those of the receiving party's employees, contractors, subcontractors or agents who have a need to know such information in connection with the administration and implementation of this Agreement. The receiving party shall cause such contractors and agents to execute confidentiality agreements that contain terms that are consistent with this Section. Under no circumstances shall Client disclose the Software or the Licensed Software to, or use the Software or Licensed Software on behalf of: a competitor of Fidelity.

10.4 **Exceptions.** Confidential Information shall not be deemed proprietary and the receiving party shall have no obligation with respect to any such information which:

(a) is or becomes publicly known through no wrongful act, fault or negligence of the receiving party;

(b) was known by the receiving party prior to disclosure and the receiving party was not under a duty of non-disclosure;

(c) was disclosed to the receiving party by a third party who was free of obligations of confidentiality to the party providing the information;

(d) is approved for release by written authorization of the disclosing party,

(e) is publicly disclosed pursuant to a requirement or request of a governmental agency or disclosure is required by operation of law; or

(f) is furnished to a third party by the disclosing party owning the Confidential Information without a similar restriction on the third party's rights.

Notwithstanding anything to the contrary contained herein, either party may disclose Confidential Information of the other pursuant to (I) a requirement or official request of a governmental agency, a court or administrative subpoena or order, or any applicable legislative or regulatory requirement; (2) in defense of any claim or cause of action asserted against such party or any of its affiliates, officers, directors, employees or agents; (3) as otherwise permitted by the GLB Act; (4) as required by law or national stock exchange rule; or (5) as otherwise permitted under the Agreement.

10.5 **Confidentiality of this Agreement; Protective Arrangements**.

(a) The parties acknowledge that this Agreement contains confidential information that may be considered proprietary by one or both of the parties, and agree to limit distribution of this Agreement to those individuals with a need to know the contents of this Agreement. In no event may this Agreement be reproduced or copies shown to any third parties (exclusive of contractors, subcontractors and agents who have a need for it) without the prior v.written consent of the other party, except as may be necessary by reason of legal, accounting, tax or regulatory requirements, in which event Client and Fidelity shall exercise reasonable diligence in limiting such disclosure to the minimum necessary under the particular circumstances. Furthermore the parties v.will seek commercial confidential status for this Agreement with any regulatory commission with which this Agreement must be filed, to the extent such a designation can be secured.

(b) In addition, each party shall give notice to the other parties of any demands to disclose or provide Confidential Information received from the other or any third party under lawful process prior to disclosing or furnishing Confidential Information, and shall cooperate in seeking reasonable protective arrangements requested by the other party .

10.6 **Security Measures**. Fidelity has implemented certain security measures designed to safeguard Client's customer information and to satisfy Fidelity's confidentiality obligations set forth above. Upon Client's written request, Fidelity will adhere to security measures in addition to those measures previously implemented by Fidelity. If adherence to such Client-requested security measures will increase Fidelity's costs of operation, Client will reimburse Fidelity for the implementation and/or adherence to such additional security measures requested by Client.

10.7 **Remedies.** The parties hereto agree that the remedy at law for the breach of any provision of this Section 10 by the other party may be inadequate and that the non-breaching party shall be entitled to seek injunctive relief without bond, in addition to any rights or remedies that the non-breaching party may have for such breach. The rights and obligations of the parties hereto under this Section 10 shall survive any termination of this Agreement.

11**. AUDIT RECORDS.**Client shall be responsible for maintaining all necessar)' audit records required by law or any regulatory authority having jurisdiction over Client.

12. **REGULATORY COMPLIANCE**. During the Term, the Software and Services will comply with the applicable federal banking data processing output requirements specified by the federal authorities applicable to Client. Client will make Fidelity aware of any applicable local and/or state regulatory requirements that are different from those imposed by federal banking regulatory authorities. Any changes required by such state or local requirements which Fidelity agrees to make shall be paid for by Client, and to the extent possible, Fidelity shall endeavor to obtain consents to share the costs of such charges required by such state and local requirements among the Fidelity clients affected.

13**. INSURANCE.**A schedule of Fidelity's current insurance coverage has been furnished in Exhibit 1. Fidelity will maintain insurance coverage consistent with commercially reasonable standards.

14**. AUDITOR'S REVIEW.**A certified public accounting firm shall perform an annual review of Fidelity's computer facility. Client agrees that such firm shall have sole authority and responsibility for such review. Fidelity will provide Client with a copy of the report.

15**. SECURITY.**Client shall implement all necessary security procedures, including but not limited to any security procedures required by Fidelity, with regards to the Services. Client acknowledges that Client is fully responsible for security at its facilities, and that Fidelity has NO control over the security of the terminals located at Client's facilities or those individuals accessing information through those terminals. Client assumes full responsibility for any unauthorized persons utilizing such terminals or for the unauthorized use of any information obtained from them. Client hereby expressly waives any claim against Fidelity arising out of a breach of those terminals.

16**. GOVERNMENTAL EXAMINATIONS.**If required by a regulatory authority, agency or commission, Client hereby authorizes Fidelity to furnish data and/or output thereto at Client's expense. Client authorizes Fidelity to comply with all applicable provisions of any statute, law, regulation or ordinance of any governmental authority having jurisdiction, including but not limited to any laws pertaining to governmental regulation and examination of services.

17**. SUBCONTRACTING.**Client agrees that Fidelity may, in its sole discretion. subcontract all or any part of its obligations hereunder to one or more subcontractors, but in no event shall Client be required, without prior written consent, to look to any such subcontractor directly for performance of any such obligation or to make any payment directly to any subcontractor.

18. **DISPUTE RESOLUTION**.

18.1 **Dispute Resolution Procedures**. In the event a dispute arises between Fidelity and Client with respect to the terms and conditions of this Agreement, or any subject matter governed by this Agreement, such dispute shall be settled as set forth in this Section. If either party exercises its right to initiate the dispute resolution procedures under this Section, then during such procedure any time periods providing for termination of the Agreement or curing any material breach under Section 2 shall be automatically suspended, except with respect to any termination or breach arising out of Client's failure to make timely and complete payments to Fidelity under this Agreement. At such time as the dispute is resolved, interest at a rate equal to the lesser of (i) prime rate plus two percent (2%) per annum, as published in the Wall Street Journal on the first Monday (or next bank business day) following the due date, or (ii) the highest rate permitted by law (as calculated on the basis of the actual days in the applicable calendar year) for the period of dispute shall be paid to the party entitled to receive the disputed monies to compensate for the lapsed time between the date such disputed amount originally was to have been paid (or was paid) through the date monies are paid (or credited) in settlement of the dispute.

18.2 **Claims Procedures**. If any party shall have any dispute with respect to the terms and conditions of this Agreement, or any subject matter referred to in or governed by this Agreement, that party (through the Fidelity Account Manager or the Client Executive Liaison, as the case may be) shall provide written notification to the other party (through the Fidelity Account Manager or the Client Executive Liaison, as the case may be) in the form of a claim identifying the issue or amount disputed and including a detailed reason for the claim. The party against whom the claim is made shall respond in writing to the claim within thirty (30) days from the date of receipt of the claim document. The party filing the claim shall have an additional thirty (30) days after the receipt of the response to either accept the resolution offered by the other party or request implementation of the Escalation Procedures. Failure to meet the time limitations set forth in this Section shall result in the implementation of the Escalation Procedures.

18.3 **Escalation Procedures**.

(a) Each of the parties will negotiate, in good faith, any claim or dispute that has not been satisfactorily resolved following the claim resolution procedures described in Section 18.2. To this end, each party will escalate any and all unresolved disputes or claims in accordance with Section 18.3(b) and (c) before taking further action.

(b) If the negotiations conducted pursuant to Section 18.2 do not lead to resolution of the underlying dispute or claim to the satisfaction of a party involved in such negotiations, then either party may notify the other in writing that he/she desires to elevate the dispute or claim to the _____ of Fidelity and the _____ of Client for resolution. Upon receipt by the other party of such written notice, the dispute or claim shall be so elevated and the _____ of Fidelity and the _____ of Client shall negotiate in good faith and each use its reasonable efforts to resolve such dispute or claim. The location, format, frequency, duration and conclusion of these elevated discussions shall be left to the discretion of the representatives involved. Upon agreement, the representatives may utilize other alternative dispute resolution procedures to assist in the negotiations. Discussions and correspondence among the representatives for purposes of these negotiations shall be treated as confidential information developed for purposes of settlement, exempt from discovery and production, which shall not be admissible in subsequent proceedings between the parties. Documents identified in or provided with such communications, which are not prepared for purposes of the negotiations, are not so exempted and may, if otherwise admissible, be admitted in evidence in such subsequent proceeding.

(c) If the negotiations conducted pursuant to Section 18.3(b) do not lead to resolution of the underlying dispute or claim to the satisfaction of a party involved in such negotiations, then either party may notify the other in writing that he/she desires to elevate the dispute or claim to the President. Integrated Financial Solutions, of Fidelity and the _____ of Client for resolution. Upon receipt by the other party of such written notice, the dispute or claim shall be so elevated and the President. Integrated Financial Solutions, of Fidelity and the _____ of Client shall negotiate in good faith and each use its reasonable efforts to resolve such dispute or claim. The location, format, frequency, duration and conclusion of these elevated discussions shall be left to the discretion of the representatives involved. Upon agreement. the representatives may utilize other alternative dispute resolution procedures to assist in the negotiations. Discussions and correspondence among the representatives for purposes of these negotiations shall be treated as confidential information developed for purposes of settlement, exempt from discovery and production, which shall not be admissible in any subsequent proceedings between the parties. Documents identified in or provided with such communications, which are not prepared for purposes of the negotiations, are not so exempted and may, if otherwise admissible, be admitted in evidence in such subsequent proceeding.

18.4 Arbitration Procedures. In the event that a claim, controversy or dispute between the parties with respect to the tenDS and conditions of this Agreement, or any subject matter governed by this Agreement, which is subject to arbitration hereunder and which has not been resolved by use of the claims procedures described in Section 18.2 or the Escalation Procedures described in Section 18.3, either party may, within thirty (30) days after the representatives have met to address such claims, controversy or dispute, request binding arbitration of the issue in accordance with the following procedures.

(a) Either party may request arbitration by giving the other involved party written notice to such effect, which notice shall describe, in reasonable detail, the nature of the dispute, controversy or claim Such arbitration shall be governed by the Commercial Arbitration Rules of the American Arbitration Association, 1939 Rhode Island Avenue, N. W ., Suite 509, Washington, D.C. 20036 ("AAA ").

(b) Upon either party's request for arbitration, an arbitrator shall be selected by mutual agreement of the parties to hear the dispute in accordance with AAA rules. If the parties are Unable to agree upon an arbitrator, then either party may request that the AAA select an arbitrator and such arbitrator shall hear the dispute in accordance with AAA rules. For disputes amounting to US$5,OOO,OOO or more, a panel of three (3) arbitrators shall be selected to hear the dispute. In such case, each party shall select one (I) arbitrator who shall be Unaffiliated with such party, and the two (2) arbitrators shall select a third arbitrator. If the two (2) arbitrators are unable to agree upon a third arbitrator, the AAA will select the third arbitrator. In the case of a three (3)-arbitrator panel, the decision of a majority shall control. The arbitration shall be held in the State of Florida.

(c) Each of the parties shall bear its own fees, costs and expenses of the arbitration and its own legal expenses, attorneys' fees and costs of all experts and witnesses. Unless the award provides otherwise, the fees and expenses of the arbitration procedures, including the fees of the arbitrator or arbitrators, will be shared equally by the involved parties.

(d) Any award rendered pursuant to such arbitration shall be final, conclusive and binding upon the parties, and any judgment thereon may be entered and enforced in any court of competent jurisdiction.

18.5 **Claim Expiration.** No claims to be resolved under this Section 18 maybe made more than two (2) years after the date by which the fault or failure was or should reasonably have been discovered.

18.6 Continuation of Services. Unless Fidelity is bringing an action for Client's failure to make timely and complete payments to Fidelity for Services not otherwise in dispute under Section 18, Fidelity will continue to provide Services under this Agreement, and Client will continue to make payments to Fidelity, in accordance with this Agreement, during the dispute resolution procedures described in this Section 18.

19. **GENERAL**.

19.1 **Independent Contractor.** It is agreed that Fidelity is an independent contractor and that:

(a) **Client Supervisory Powers.** Client has no power to supervise, give directions or otherwise regulate Fidelity's operations or its employees.

(b) **Employees.** Each party shall be solely responsible for payment of compensation to its respective personnel and for any injury to them in the course of their employment. Each party shall assume full responsibility for payment of all federal, state, local and foreign taxes or contributions imposed or required under unemployment insurance, social security and income tax laws with respect to such persons.

(c) **Relationship**. The parties declare and agree that each party is engaged in a business which is independent from that of the other party and each party shall perform its obligations as an independent contractor. Neither party is an agent of the other party and has no authority to represent the other party as to any matters, except as authorized herein.

19.2 **Notices.** All notices required by this Agreement shall be in writing; shall be mailed or personally delivered to the other party at the address set forth below, or such other address as subsequently shall be given by either party to the other in writing; and shall be deemed effective upon personal delivery to the other party, on the date received when deposited with a recognizable overnight courier services such as FedEx, or three (3) days after mailing via Certified Mail, Return Receipt Requested, if mailed with sufficient postage and properly addressed.

If to Fidelity: **Fidelity Information** Services, Inc

```
                      601 South Lake Destiny Drive, Suite 300
                      Maitland, Florida 32751
                      Attn: President, Integrated Financial Solutions
With a copy to:       Fidelity Information Services, Inc.
                      601 Riverside Avenue, l2th Floor
                      Jacksonv-ille, Florida 32204
                      Attn: General Counsel
If to Client:         _____

                      _____

                      _____
                      Attn: _____
```

19.3 **Headings and Construction.** The headings used in this Agreement are for convenience only and shall not be used in construing the meaning, intent, or interpretation of the provisions hereof.

19.4 **Survival of Paragraphs.** Any provision of this Agreement which contemplated performance or observance after this Agreements expiration or termination shall survive the termination or expiration of this Agreement and continue in full force and effect. Such provision shall include, without limitation, Sections 4, 6, 8, 10, and 19.2.

19.5 **Entire Agreement, Discontinuation of Services and Amendments**. This Agreement contains the entire agreement of the parties hereto. No other agreement, statement or promise made by any party hereto or by any employee, officer, or agent of any party hereto that is not in writing and signed by the parties is binding. This Agreement may not be amended in any fashion except by written instrument, executed by the parties hereto, specifically providing for the amendment of this Agreement. Notwithstanding the foregoing, Fidelity shall not discontinue any Services hereunder without providing at least two hundred and forty (240) days' prior written notice to Client. Such notice will contain a reasonable alternative to the Services being discontinued. If this discontinuation of Services, excluding Fidelity's notice not to renew this Agreement or any notice of Client's default under this Agreement, causes the Client any one-time financial impact, Fidelity agrees to reimburse Client for those one-time expenses on an actual costs basis. It will be assumed that the referenced notice will be considered delivered per Section 19.2.

19.6 **Severability**. In the event that anyone or more of the provisions contained herein shall for any reason be held to be unenforceable in any respect under law, such unenforceability shall not affect any other provision of this Agreement. but this Agreement shall be construed as if such unenforceable provision or provisions had never been contained herein, provided that the removal of such offending term or provision does not materially alter the burdens or benefits of either of the parties under this Agreement or any Exhibit.

19.7 **Third Party Beneficiaries**. The provisions of this Agreement are for the benefit of the parties and not for any other person. Should any third party institute proceedings, this Agreement shall not provide any such person with any remedy, claim, liability, reimbursement, cause of action, or other right. Client agrees that the Services are for the benefit of Client only. Client agrees not to resell or re-market the Services to any third party.

19.8 **Executed in Counterparts.** This Agreement may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same document.

19.9 **Remedies Cumulative.** Unless otherwise provided for under this Agreement, all rights of termination or cancellation. or other remedies set forth in this Agreement, are cumulative and are not intended to be exclusive of other remedies to which the injured party may be entitled by law or equity in case of any breach or threatened breach by the other party of any provision of this Agreement. Use of one or more remedies shall not bar the use of any other remedy for the purpose of enforcing any provision of this Agreement.

19.10 **Publicity**. The parties shall consult with each other in preparing any Press Release. Neither party shall issue or cause the publication of any such Press Release without the prior written consent of the other party; except that nothing herein will prohibit either party from issuing or causing publication of any such Press Release to the extent that such action is required by applicable law or the rules of any national stock exchange applicable to such party or its affiliates, in which case the party wishing to make such disclosure will, if practicable under the circumstances, notify the other party of the proposed time of issuance of such Press Release and consult with and allow the other Party reasonable time to comment on such Press Release in advance of its issuance.

19.11 **Assignment**. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns. Client shall not make any assignment hereof without the prior written consent of Fidelity, which consent shall not be unreasonably withheld or delayed. Nothing in this Agreement is to be construed to limit or restrict the right of either party to effect any assignment of this Agreement by merger, reorganization, sale of corporate assets or other corporate change as long as the duties and obligations outlined in this Agreement are assumed by the surviving entity. All obligations and duties of any party under this Agreement shall be binding on all successors in interest and permitted assigns of such party ..

19.12 **Governing Law.** This Agreement is governed by the laws of the State of Florida. Any action brought as a result, directly or indirectly, of this Agreement shall be brought in a court of appropriate jurisdiction in Jacksonville, Florida. The successful party in any such action shall be entitled to recover from the unsuccessful party, in addition to any other relief to which it may be entitled, reasonable attorney's fees (including an allocable share of the cost of in house counsel) and costs incurred by it in prosecuting or defending such action.